FOIA Confidential Treatment Request
The entity requesting confidential treatment is:
The Medicines Company
8 Sylvan Way
Parsippany, NJ 07054
Attention: Paul M. Antinori
Senior Vice President and General Counsel
973-290-6000

November 15, 2012
BY EDGAR SUBMISSION
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Attention: Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:    The Medicines Company
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 29, 2012 and Amended on June 5, 2012
Form 10-Q for the Quarterly Period Ended June 30, 2012
Filed August 9, 2012
Form 8-K Dated July 25, 2012
Filed July 25, 2012
File No. 000-31191

Ladies and Gentlemen:
Enclosed please find our responses to the comments regarding the above referenced filings contained in a letter from Jim B. Rosenberg of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Clive A. Meanwell, Chairman and Chief Executive Officer, of The Medicines Company (the “Company”, “MDCO”, “we”, or “our”), dated November 1, 2012.
All responses set forth below are keyed to the sequential numbering of the comments and to the headings used in your letter. Your comments are in bold and our responses and supplemental information is in regular type. We hope this is helpful to you in reviewing this response letter.
Form 10-Q for the Quarterly Period Ended June 30, 2012
10. Convertible Senior Notes, page 14

1.	With respect to your response to comment four. Please provide to us the warrant agreement in

Mr. Jim B. Rosenberg
November 15, 2012

order to evaluate your response to this comment.

Response:

The warrants discussed in the Company's response to comment four included in the Company's response letter dated October 4, 2012, comprise six separate warrants which were issued to the initial purchasers of its 1.375% convertible senior notes due June 1, 2017 (“notes”) or their respective affiliates or other financial institutions in connection with the issuance by the Company of the notes. Three of the warrants were issued by the Company on June 5, 2012 in connection with the issuance by the Company to the initial purchasers of $225,000,000 principal amount of notes. Copies of such warrants are attached hereto for the Staff's evaluation as Exhibits A-1, A-2 and A-3. The other three warrants were issued on June 7, 2012 in connection with the exercise in full by the initial purchasers of their option to purchase an additional $50,000,000 principal amount of notes. Copies of such warrants are attached hereto for the Staff's evaluation as Exhibits B-1, B-2 and B-3.1

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with regard to these responses, need further information or would like to discuss any of the information covered in this letter, please contact me at (973) 290-6000.
Sincerely,

/s/ Paul M. Antinori
Senior Vice President and General Counsel

___________________________

[1]
As indicated in our supplemental letter dated November 15, 2012 (the “Letter”), we are seeking Rule 83 confidential treatment with respect to material referenced in the Letter. In the Letter, we request that the materials provided be treated as confidential information and that the Securities and Exchange Commission provide timely notice to Paul M. Antinori, Senior Vice President and General Counsel, The Medicines Company, 8 Sylvan Way, Parsippany, NJ 07054, (973) 260-6000, before it permits any disclosure of the materials provided.